

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 1, 2009

Opportunity Partners L.P.
Attention: Phillip Goldstein
60 Heritage Drive
Pleasantville, NY 10570

Re: TransTech Services Partners Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Opportunity Partners L.P. on April 22, 2009
File No. 000-52657

Dear Mr. Goldstein:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security

holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2.   Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3.   Please provide information pursuant to Note D(1) and (2) pursuant to Schedule 14A.

4.   On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders pursuant to Item 1 of Schedule 14A.

5.   As to each class of voting securities of the registrant entitled to be voted at the meeting, state the number of shares outstanding and the number of votes to which each class is entitled pursuant to Item 6(a) of Schedule 14A.

6.   Furnish the security ownership of certain beneficial owners and management information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made pursuant to Item 6(d) of Schedule 14A.

7.   Please provide information on the delivery of documents to security holders sharing an address pursuant to Item 23 of Schedule 14A.

8.   We note from the Schedule 13D that the participants own 15.75% of the common stock of TransTech. In an appropriate location, please include the information required by Item 7(b) of Schedule 14A and corresponding Item 405 of Regulation S-K.

How Proxies Will Be Voted

9.   Please revise your description of discretionary authority to comply with Rule 14a-4(c)(1).

Voting Requirements

10.   Please describe the treatment of broker non-votes and abstentions on the quorum and voting requirements. Refer to Item 21(b) of Schedule 14A.

Background

11.   Please revise to include a background discussion of the contacts between the participants and the company during the time period leading up to the current solicitation. Please also

describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

12. We note that you state that the company failed to consummate a transaction by May 23, 2009. Since that date has not yet passed, please revise your discussion to clarify your reasons for this solicitation.

13. We note that you state that "we filed a petition in the Delaware Court of Chancery to order TransTech to hold an annual meeting at which shareholders could elect directors who will seek to make a prompt cash payout." Please revise to clarify that your board nominees' plans could change subject to their fiduciary duty to stockholders if elected. Please also revise to disclose any specific plans for a cash payout.

Proposal I: Election of Directors

14. Please specifically state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

15. Please disclose the number of directors currently serving on the TransTech's board, the number of directors subject to election at the annual meeting, identify the classes of director, if any, that may exist, and specify any class in which the nominees may be elected to serve.

16. Please revise to clarify that there is no assurance that the registrant's directors will serve if elected with any of your nominees.

17. Please describe the type of business conducted by each of the entities referred to in the nominees' biographies. Refer to Item 401(e) of Regulation S-K.

18. Please state whether each nominee is independent. Refer to Item 7(c) of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

19. Please revise to discuss the Massachusetts litigation under the election of directors proposal. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(f) of Regulation S-K.

The Solicitation

20. We note your disclosure in the first "The Solicitation" section that "persons affiliated with or employed by us or our affiliates may assist us in the solicitation of consents." If regular employees of the registrant or any other participant in a solicitation have been or are to be employed to solicit security holders, describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose pursuant to Item 4(b)(2) of Schedule 14A.

Participants

21.   It appears that Bulldog Investors, the individuals acting as principals of Opportunity Partners L. P., and each of your nominees are "participants" in the solicitation as defined in Instruction 3 to Item 4 of Schedule 14A. Therefore, please revise the cover page of your Schedule 14A and the proxy statement and proxy card to identify each such person as a participant.

22.   Please revise to delete the statement that "the staff of the SEC deems each person and entity named in this paragraph including each fund in the Bulldog Investors group of private investment funds to be a participant in this solicitation regardless of the degree of involvement of such person or entity in the solicitation." In addition, please revise to delete the statements that "the staff of the SEC deems" and "regardless of the degree of involvement of such person or entity in the solicitation" language. Please also revise or advise us as to how the definition of "participant" is "inherently misleading." Refer to Instruction 3(a) to Item 4 of Schedule 14A and the definition of "participant."

23.   Please disclose the full name(s) of the natural person(s) who have or share voting and/or investment powers over the securities held of record by Opportunity Partners L.P., and the Bulldog Investors group of private investment funds involved with this solicitation.

24.   For each participant, please state the amounts owned beneficially, directly or indirectly. Refer to Item 5(b)(1)(iv) and (v) of Schedule 14A.

25.   For each participant, please state with respect to all securities purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. Refer to Item 5(b)(1)(vi) of Schedule 14A.

26.   Please describe any payments received or to be received by the nominees. Refer to Item 5(b)(1) of Schedule 14A.

Form of Proxy Card

27.   Revise the form of proxy to state in bold-face type that the proxy is being solicited on behalf of Opportunity Partners L.P. and not on behalf of TransTech's board of directors. Refer to Rule 14a-4(a). At present, the capitalized text does not appear to have been presented in bold-face type as required.

28.   Please revise the form of your proxy card to disclose that you are proposing the matters to be acted upon. Please see Rule 14a-4(a)(3).

29.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

30.   Please revise to indicate the color of the proxy card.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345. If you require additional assistance you may contact the undersigned at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions